UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 1, 2025, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement” or the “SEPA”) with institutional investors (each, an “Investor” and collectively, the “Investors”) to issue and sell to (a) each of the Investors, a promissory note (each, a “Note” and collectively, the “Notes”), for aggregate gross proceeds to the Company of up to $11.5 million, subject to conditions (the “Note Purchase Price”) and (b) one of the Investors (the “SEPA Investor”), up to $100 million worth of the Company’s ordinary shares in an equity line of credit (the “Equity Line”). Such amounts are before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “Offering”). The Notes were issued with an original issue discount of 20%.

The Note Purchase Price shall be paid as follows: $5,750,000 was paid on the initial closing date of December 3, 2025 (the “First Closing”); and $5,750,000 shall be paid on a second closing date no later than the effective date of the Form F-1 (as defined below) (the “Second Closing”).

The First Closing was on December 3, 2025. The Company has committed to register for resale the Ordinary Shares that may be issued upon conversion of the Notes and which are issuable to the SEPA Investor under the terms of the Equity Line (including Facility Fee Shares, as defined below) and shall file a Registration Statement on Form F-1 (the “Form F-1”) within fifteen business days of December 1, 2025, and use reasonable best efforts to cause the Form F-1 to be declared effective as soon as practicable thereafter.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Company, and to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which shall serve as a reserve asset for SMX, and for so long as the Notes remain outstanding, shall be used to secure amounts outstanding under the Notes. After payment of expenses and certain liabilities, generally, 50% of net proceeds to the Company under the Notes and the Equity Line will be used to purchase the crypto assets.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) the “Placement Agent”) acted as placement agent for the Offering.

The Notes are in the aggregate principal amount of up to $14,375,000 (the “Principal Amount”), and carry an original issue discount of 20%. The maturity date of each Note is the 6-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

Each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest if any (including any costs, fees and charges) into the Company’s ordinary shares (the “Ordinary Shares”) at a conversion price equal to the greater of (i) the Floor Price (as defined below), and (ii) 15% of the lowest closing price of the Ordinary Shares on any Trading Day (as defined in the Notes) during the five Trading Days prior to the respective conversion date. The “Floor Price” means the greater of (i) 20% of the Minimum Price (as such term is defined by the rules and regulations of the Nasdaq Stock Market LLC, Rule 5635(d)(1)(A) as of the date of the Notes, subject to downward adjustments for share splits, share dividends, share combinations, recapitalizations or other similar events and (ii) $1.50. Any such conversion is subject to conversion limitations so each Investor beneficially owns less than 4.99% of the Ordinary Shares.

Subject to exceptions described in the SEPA (the “Exempt Issuances”), including relating to the permitted issuance of Company securities if such securities remain restricted through the maturity date of the Note or its earlier conversion in full, the Company may not sell any equity or equity-linked securities during the term of the Notes without the Investors’ consent.

The Notes contain customary Events of Default for transactions similar to the transactions contemplated by the SEPA and the Note, which entitle each Investors, among other things, to accelerate the due date of the unpaid principal amount of the Note. Upon the first occurrence of an Event of Default with respect to the Note, the Principal Amount outstanding as of the Event of Default date shall be automatically increased by 20%. Additionally, from and after the occurrence and during the continuance of any Event of Default, each Note shall commence accruing interest at the rate of 20% per annum, and shall be due and payable on the first trading day of each calendar month during the continuance of such Event of Default.

Upon the satisfaction of the conditions to the SEPA Investor’s purchase obligation set forth in the SEPA, including that the Form F-1 be declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA, to direct such Investor to purchase a specified amount of Ordinary Shares (each such sale, an “Advance”) by delivering written notice to the Investor (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Day immediately preceding an Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) 1 million Ordinary Shares, and may not exceed 4.99% of the issued and outstanding Ordinary Shares.

The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Company may also deliver intraday purchase notices to the Investor, and the Ordinary Shares purchased pursuant to an intraday Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The SEPA contains certain customary representations, warranties and covenants made by each of the Company and the Investor, as set forth therein.

The Company will control the timing and amount of any sales of Ordinary Shares to the Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

As consideration for the Investor’s commitment to purchase Ordinary Shares upon the terms and subject to the conditions set forth in the SEPA, the Company agreed to pay to the Investor a facility fee (the “Facility Fee”) equal to two percent of the commitment amount of $100,000,000. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the Investor that number of additional Ordinary Shares equal to $2,000,000 divided by the lesser of the most recent closing price of the Ordinary Shares on (i) the effective date of the SEPA, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five Trading Days immediately preceding the date the Form F-1 is declared effective.

On November 19, 2025, the Company entered into an engagement letter in connection with the Offering (the “Engagement Letter”), with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company pursuant to the SEPA. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent, an aggregate cash fee equal to (i) 8.0% of the first $10,000,000 of aggregate gross proceeds received by the Company in the Offering, (ii) 6.0% of the next $40,000,000 of aggregate gross proceeds received by the Company in the Offering (representing $11,000,000 - $50,000,000 of gross proceeds), and (iii) 4.0% of the next $50,000,000 of aggregate gross proceeds received by the Company in the Offering (representing $51,000,000 - $100,000,000 of aggregate gross proceeds), plus up to $90,000 for its fees and expenses.

Further, pursuant to the Engagement Letter, the Placement Agent is entitled to compensation with respect to any financing of the Company occurring within 12 months of the termination or expiration of the Engagement Letter when such financing is provided by investors whom the Placement Agent actually introduced to the Company during the term of the Engagement Letter. The Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

The Company paid to the Placement Agent approximately $360,000 in cash fees at the First Closing, and expects to pay $560,000 in cash fees at the Second Closing.

The Notes were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and will not be registered under the Securities Act or applicable state securities laws. Accordingly, the Note and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the SEPA, the Note and the Engagement Letter, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
99.2	Form of Standby Equity Purchase Agreement
99.3	Form of Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 5, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer